767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 9, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Jeffrey P. Reidler

Re:	Lantheus Holdings, Inc.
Registration Statement on Form S-1
File No. 333-196998
Filed June 24, 2014 (CIK No. 0001521036)

Dear Mr. Riedler:

On behalf of our client, Lantheus Holdings, Inc., a Delaware corporation (the “Company”), we are filing herewith electronically via EDGAR, Amendment No.1 (“Amendment No.1”) to the Registration Statement on Form S-1 of the Company (File No. 333-196998) (the “Registration Statement”) filed on June 24, 2014. In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 3, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by this filing.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No.1.

Securities and Exchange Commission

July 9, 2014

Signatures

1.	Please amend your registration statement to include the signature of your Principal Accounting Officer. If someone who has already signed the registration statement is acting in that capacity, please indicate this under such person’s title.

The Company acknowledges the Staff’s comment and has revised the disclosure on the signature page to clarify that Jack Crowley is the Company’s Principal Accounting Officer.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849 or Noah B. Kressler, Esq. at (212) 310-8360.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

Weil, Gotshal & Manges LLP

cc:	Michael P. Duffy
Vice President, General Counsel and Secretary
Lantheus Holdings, Inc.